UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Name of Issuer)

Ordinary Shares without par value
(Title of Class of Securities)

358029 10 6
(CUSIP Number)

Robert A. Grauman, Esq.
Baker & McKenzie LLP
1114 Avenue of the Americas
New York NY 10036

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358029 10 6

1.	Names of Reporting Persons.
Fresenius SE & Co. KGaA

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐ (b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization
Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
90,880,382
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
90,880,382

	10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person			90,880,382
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)
30.4%
14.	Type of Reporting Person
PN

This Amendment No. 4 to  the Schedule 13D initially filed on October 15, 1996, as amended and restated by Amendment No. 1 filed April 5, 2006, Amendment No. 2 filed July 7, 2008 and Amendment No. 3 filed February 4, 2011 (as so amended and restated, the “Schedule 13D”) is filed by Fresenius SE & Co. KGaA, a partnership limited by shares organized under the laws of Germany (“Fresenius KGaA”), with respect to the ordinary shares without par value of Fresenius Medical Care AG & Co. KGaA (the “Company”).  Capitalized terms not otherwise defined herein have the meanings set forth in the Schedule 13D.  Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended by the addition of the following information:

The list of members of the Supervisory Board of Fresenius KGaA contained in Schedule A annexed to the Schedule 13D (Amendment No. 3) is hereby amended by removing Mr. Wilhelm Sachs, who has ceased to serve as a member of the Supervisory Board of Fresenius KGaA, and by the addition of Mr. Dieter Reuss, who replaced Mr. Sachs, in each case effective May 5, 2011.  Mr. Reuss is Chairman of the Works Council at Fresenius KGaA’s Bad Homburg site

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by the addition of the following information:

On August 19, 2011, Fresenius KGaA redeemed the entire outstanding principal amount of its Mandatory Exchangeable Bonds due 2011 upon their maturity by delivering a total of 15,719,948 ordinary shares of the Company to the holders of the Mandatory Exchangeable Bonds.  The Mandatory Exchangeable Bonds were issued in July 2008 to finance a portion of the acquisition price for APP Pharmaceuticals, Inc.  For information regarding the Mandatory Exchangeable Bonds, see Items 4 and 5 of Schedule 13D (Amendment No. 2).

Item 5.	Interest in Securities of the Issuer

The first paragraph of Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

On the date of this Schedule 13D (Amendment No. 4), after giving effect to (i) delivery of 15,719,948 ordinary shares upon redemption of its Mandatory Exchangeable Bonds at maturity, and (ii) delivery of 2,696 ordinary shares upon early redemption of certain Mandatory Exchangeable Bonds earlier in 2011, Fresenius KGaA is the beneficial owner of 90,880,382 ordinary shares, constituting approximately 30.4% of the Company’s outstanding voting shares.

For information regarding Fresenius KGaA’s acquisitions of (i) 105,630,000 ordinary shares in 1996 connection with the formation of the Company in consideration of its contribution of Fresenius Worldwide Dialysis to the Company, and (ii) 973,026 ordinary shares upon its acquisition of certain warrants to purchase ordinary shares (the “Abbott Warrants”) in July 2000, see Items 4 and 6 of Schedule 13D (Amendment No. 1). As the general partner of Fresenius KGaA, FSE Management exercises investment and dispositive power over the ordinary shares of the Company owned by Fresenius KGaA and may be deemed the beneficial owner of such shares.

As of the date of this Schedule 13D (Amendment No. 4), to the best knowledge of Fresenius KGaA, none of the members of the management board or supervisory board of FSE Management, and none of the members of the supervisory board of Fresenius KGaA, beneficially owns more than 1% of the ordinary shares of the Company. Fresenius KGaA disclaims any beneficial interest in any ordinary shares beneficially owned by such persons.

Except for its delivery of ordinary shares upon redemption of its Mandatory Exchangeable Bonds, as disclosed herein, neither Fresenius KGaA nor, to its knowledge, any of the members of the management board or the supervisory board of FSE Management or of the supervisory board of Fresenius KGaA, has effected any transactions in the ordinary shares during the 60 days preceding the date of this Schedule 13D (Amendment No. 4).

Signature
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2011

FRESENIUS SE & Co. KGaA
a partnership limited by shares, represented by FRESENIUS MANAGEMENT SE, its general partner

By:	/s/ Stephan Sturm
Name:	Stephan Sturm
Title:	Member of the Board of Management and Chief Financial Officer

By:	/s/ Dr. Jürgen Götz
Name:	Dr. Jürgen Götz
Title:	Member of the Board of Management, Chief Legal and Compliance Officer, and Labor Relations Director